

December 12, 2011

Via E-Mail

Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

>   **Re: Danaos Corporation**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed April 8, 2011**
>   **File No. 1-33060**

Dear Mr. Chatzis:

     We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 5 that the customers who accounted for 89% of your 2010 revenues from continuing operations include Maersk, CMA CGM, China Shipping and Yang Ming. We note from these companies or their subsidiaries' websites that Maersk-Line has offices in Iran, Syria and Sudan; that CMA CGM has agent offices in Iran, Syria and Cuba, and offices in Sudan; that China Shipping Container Lines Co. has agent offices in Iran, Syria and Sudan, and that it conducts routes that stop in Iran; and that Yang

Ming Lines has offices and/or agent offices in Iran, Syria and Sudan. Iran, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with these countries.

Please describe to us the nature and extent of any past, current, and anticipated business contacts with Iran, Syria, Sudan or Cuba whether through affiliates, subsidiaries, charterers or other direct or indirect arrangements, including whether the above-mentioned charterers use your vessels in their operations or port calls in Iran, Syria, Sudan or Cuba. Your response should describe any products, equipment, technology, or services you have provided into these countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Please include in your materiality analysis a discussion of the potential for reputational harm from your business dealings with Maersk, CMA CGM, China Shipping Container Lines and Yang Ming Lines. For instance, we note negative publicity regarding these companies' contacts with Iran, Syria and Sudan, including the following: Maersk paid a fine of $3.1 million in July 2010 to the Office of Foreign Assets and Control (OFAC) of the U.S. Department of Treasury for providing thousands of cargo shipping services originating in or bound to Iran and Sudan without a license between 2003 and 2007; CMA CGM paid a fine of $374,000 in 2011 to OFAC for violations of sanctions against Iran, Sudan and Cuba relating to 28 shipments between 2004 and 2008; recent news reports that CMA CGM shipped weapons to and from Iran; a news report that China Shipping jointly launched a Mediterranean service with the Islamic Republic of Iran Shipping Lines (IRISL), which has been sanctioned by the U.S. Department of Treasury for activities in connection with Iran's military; and the inclusion of both the IRISL and the Mediterranean service, IRISL China Shipping Co. Ltd., on the U.S. Department of Treasury's Specially Designated Nationals List.

3. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance